UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70172

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BITOODA TECHNOLOGIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 COMMERCIAL STREET
(No. and Street)

RAYNHAM	MA	02767
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy Kelly	703-585-1925	tkelly@bitooda.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

2 Seaview Blvd., Suite 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

03/31/2009	3480
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Kelly, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BITOODA TECHNOLOGIES LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Timothy Kelly

Title:

Chief Executive Officer

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2022

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BITOODA TECHNOLOGIES, LLC
Statement of Financial Condition
As of and for the Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

BITOODA TECHNOLOGIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

CONTENTS

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BitOoda Technologies, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BitOoda Technologies, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BitOoda Technologies, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BitOoda Technologies, LLC's management. Our responsibility is to express an opinion on BitOoda Technologies, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BitOoda Technologies, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Lilling & Company LLP

We have served as BitOoda Technologies, LLC's auditor since 2019.

Port Washington, New York
February 22, 2022

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

BITOODA TECHNOLOGIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets		
Cash	$	95,281
Accounts receivable		1,356,250
Prepaid expenses		8,334
Total Assets	$	1,459,865
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	22,022
Total Liabilities	$	22,022
Total Member's Equity	$	1,437,843
Total Liabilities and Member's Equity	$	1,459,865

The accompanying notes are an integral part of this financial statement

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business
BitOoda Technologies, LLC ("Company") is a limited liability company that was formed under the laws of the state of Delaware on September 28, 2018 and is based in Raynham, Massachusetts. The Company is a wholly owned subsidiary of BitOoda Holdings, Inc. ("Parent"). On July 31, 2020, the Parent changed its business structure from a limited liability company to a C Corporation. On July 2,2019 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry RegulatoryAuthority ("FINRA").

The Company is approved by FINRA to engage in the following business activities:

1) Private placement of securities, including private offerings of certain digital securities where the issuer (or its transfer agent) has control over the definitive record of ownership (which may be on a distributed ledger or have a distributed ledger associated with it) that allows it to enforce transfer restrictions, correct errors and (to the extent relevant) address lost or stolen tokens or keys;
2) Secondary transactions of Simple Agreement for Future Tokens ("SAFTs") securities; and
3) Merger and acquisition advisory services

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, as the Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amountsof assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash

Cash consists of cash in a bank, held at one financial institution which at times may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

The Company identified accounts receivable carried at amortized cost as impacted by the ASC 326, Financial Instruments - Credit Losses. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

Management does not believe that an allowance is required as of December 31, 2021.

Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update ("ASU") 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intraperiod tax allocation, and simplifies other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The new guidance clarifies, among other things, that single-member limited liability companies and similar disregarded entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financial statements. ASU 2019-12 is effective for public entities for annual periods beginning after December 15, 2020, with early adoption permitted. The Company has adopted this guidance effective January 1, 2021. The adoption of this guidance did not have a material effect to the Company's financial statement.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prepaid Expenses
Prepaid expenses consist primarily of amounts paid for annual filing fees net of amortization. Prepaid amounts are amortized over the life related service period.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflectsthe consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a)identify the contract(s) with a customer, (b) identify the performance obligationsin the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment Banking Fees
Revenue from investment banking fees includes revenue sharing fees generated in connection with investment banking transactions executed by another SEC-registered broker dealer ("Broker") on behalf of customers referred by the Company. Fees generated in connection with such investment banking transactions are primarily recorded at a point in time when the services for the transaction are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Payment for investment banking fees is generally due upon the completion of the transaction. Generally, the Company's performance obligation is to refer its customer to the Broker who is then responsible for completing the investment banking transaction on behalf of the Company. The Company's does not consider its performance obligation in the contract satisfied until the Broker completes the investment banking transaction based on the terms of the specific engagement.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal, state, and local income tax purposes. Accordingly, no provision or liability for federal, state, and local income taxes is included in these financial statements. The Company's taxable income or loss is reportable on the income tax return of the Parent.

The Company recognizes the effects of uncertain tax positions only when they aremore likely than not to be sustained. At December 31, 2021, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States of America and in state and local jurisdictions, and returns since formation of the Company remain subject to examination by tax

authorities. There are presently no ongoing income tax examinations.

NOTE 3 -   <u>MEMBER'S EQUITY</u>

During the year ended December 31, 2021, the Company received cash contributions in the amount of $62,900 from the Parent. Additionally, the Parent paid for approximately $96,600 of expenses of the Company for which repayment was forgiven by the Parent and recorded as a Capital contribution to the Company. During the year ended December 31, 2021, the Parent took a distribution from the Company of approximately $415,000.

NOTE 4 -   <u>NET CAPITAL REQUIREMENT</u>

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $73,259, which was $68,259 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.30 to 1.

NOTE 5 -   <u>RELATED PARTY TRANSACTIONS</u>

On January 4, 2019, the Company and the Parent entered into an Expense Sharing Agreement ("ESA"). In accordance with the ESA, shared expenses for compensation and benefits, IT, data and communications, consulting, legal, accounting, travel and entertainment, and other administrative expenses are allocated to the Company form the Parent on a monthly basis, based on the type of expense and time allocation of the Parent's personnel, and is paid via intercompany loan from the Parent to the Company. The allocation factors of the ESA are reviewed by management on an annual basis, at a minimum, and updated as deemed necessary.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated as an independent entity.

The Company's ability to continue operations and meet its net capital requirements may be dependent upon continued financial support from its Parent. The Parent has both the ability and intent to contribute the additional capital needed for the entity to operate as a going concern.

The Company operates out of an office building owned by a shareholder of the Parent, who permits the Parent and Company to occupy the office space rent-free.

NOTE 6 -   <u>CONCENTRATIONS</u>

100% of accounts receivable as of December 31, 2021 is outstanding from one customer.

NOTE 7 -   <u>COVID-19</u>

During 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8 -   <u>SUBSEQUENT EVENTS</u>

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 through February 22, 2022, the date of the filing of this report, and determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in these financial statements.